August 26, 2008

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
U.S.A.

Attention:	Ms. Peggy Fisher, Assistant Director

Dear Sirs/Mesdames:

Re:	OccuLogix, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 21, 2008
File No. 0-51030

For your review, OccuLogix, Inc. (the “Company”, “OccuLogix”, ‘we” or “us”) hereby transmits Amendment No. 3 to the Preliminary Proxy Statement of the Company (“Amendment No. 3”) which amends Amendment No. 2 to the Preliminary Proxy Statement of the Company filed on August 21, 2008 (“Amendment No. 2”) which, in turn, amended Amendment No. 1 to the Preliminary Proxy Statement of the Company filed on August 1, 2008 (“Amendment No. 1”).  Amendment No. 1 had amended the Preliminary Proxy Statement of the Company filed on May 20, 2008 (File No. 000-51030).

In addition to correcting a few minor errors that we discovered had been made in Amendment No. 2, Amendment No. 3 reflects changes made to Amendment No. 2 in response to the letter dated August 25, 2008 (the “Comment Letter”) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”).  This letter responds to the Comment Letter and is keyed to the headings and numbered comments contained in the Comment Letter.  The page number references that appear in the responses in this letter correspond to the enclosed marked EDGAR submission of Amendment No. 3.

We have appreciated very much the Staff’s responsiveness throughout this review process.  Because of certain critical deadlines imposed on us by NASDAQ relating to the Company’s stock listing, we would continue to appreciate immensely any effort that can be made to expedite the balance of the review process.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

General

1.
Expand the disclosure throughout the filing, such as pages 11, 12, 46 and 48, to explain to shareholders why the total commission to Marchant increased from $218,400, as previously disclosed to $750,000, as now disclosed in this filing.  We note the discussion of the increase in the second paragraph of page 2 of your August 20, 2008 letter.  In addition, clarify whether you have written or oral agreements with Marchant to pay the commissions of $180,000, $38,400 and the new commission of $750,000.  If the agreements are in writing, please file them as exhibits.

The Company notes the Staff’s comment and has expanded the related disclosure found on:  (1) page 11 of Amendment No. 3, under the heading “Information about this Proxy Material and Voting—Interests of Management—Proposal V—Approval and Adoption of the Securities Purchase Agreement—Elias Vamvakas”; (2) pages 11 and 12 of Amendment No. 3, under the heading “—Proposal VI—Approval of Pre-payment of the Bridge Loan—Elias Vamvakas”; (3) page 12 of Amendment No. 3, under the heading “—Proposal VII—Approval of Issuance of Stock to Marchant—Elias Vamvakas”; (4) page 44 of Amendment No. 3, under the heading “Proposal V—Interests of Directors and Officer and Director—Elias Vamvakas”; (5) page 46 of Amendment No. 3, under the heading “Proposal VI—Interest of Officer and Director—Elias Vamvakas”; (6) page 48 of Amendment No. 3, under the heading “Proposal VII—Payment of Marchant’s Commission”; (7) page 48 of Amendment No. 3, under the new heading “—Determination of Marchant’s Commission”; and (8) page 91 of Amendment No. 3, under the heading “Certain Relationships and Related Party Transactions—Interests of Insiders in Prior and Proposed Transactions—Marchant Securities Inc.”.

Selected Financial Data, page 36

2.	Tell us why you do not believe it is necessary to update this section to also include financial information as of and for the six months ended June 30, 2008.

The Company notes the Staff’s comment and has updated, to the six months ended June 30, 2008, the financial information found on page 37 of Amendment No. 3, under the heading “Proposal IV—Selected Financial Data”.

In addition to, and in connection with, the foregoing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

•
the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ William G. Dumencu

William G. Dumencu
Chief Financial Officer and Treasurer

cc:	Mr. Elias Vamvakas (Chairman and Chief Executive Officer, OccuLogix, Inc.)
Ms. Suh Kim (General Counsel, OccuLogix, Inc.)

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com